UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Subject Company (Issuer))

WOK ACQUISITION CORP.

WOK PARENT LLC

WOK HOLDINGS INC.

(Name of Filing Persons (Offerors))

CENTERBRIDGE CAPITAL PARTNERS II, L.P.

CENTERBRIDGE ASSOCIATES II, L.P.

(Name of Filing Persons (Other Person(s))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

69333Y108

(CUSIP Number of Class of Securities)

Susanne V. Clark

c/o Centerbridge Partners, L.P.

375 Park Avenue, 12th Floor

New York, New York 10152

Telephone: (212) 672-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael E. Lubowitz, Esq.

Douglas P. Warner, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,107,651,252	$126,937
(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 21,283,548 shares of common stock, par value $0.001 per share, of P.F. Chang’s China Bistro, Inc. (“P.F. Chang’s”) outstanding multiplied by the offer price of $51.50 per share, (ii) 737,592 shares of common stock, par value $0.001 per share, of P.F. Chang’s, issuable pursuant to outstanding options with an exercise price less than the offer price of $51.50 per share, multiplied by the offer price of $51.50 per share minus the weighted average exercise price for such options of $38.95 per share and (iii) 44,500 outstanding restricted stock units, multiplied by the offer price of $51.50 per share. The calculation of the filing fee is based on information provided by P.F. Chang’s as of May 4, 2012.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011460.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $126,937.00	Filing Party: Wok Acquisition Corp., Wok Parent LLC, Wok Holdings Inc. and Centerbridge Capital Partners II, L.P.

Form of Registration No.: Schedule TO	Date Filed: May 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2012, as amended by Amendment No. 1 filed on May 21, 2012, Amendment No. 2 filed on May 22, 2012, Amendment No. 3 filed on May 25, 2012, Amendment No. 4 filed on June 1, 2012, Amendment No. 5 filed on June 4, 2012 and Amendment No. 6 filed on June 8, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) and relates to the offer by Wok Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Wok Parent LLC, a Delaware limited liability company (“Parent”), which is controlled by Centerbridge Capital Partners II, L.P. (“Centerbridge”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of P.F. Chang’s China Bistro, Inc., a Delaware corporation (“P.F. Chang’s”), at a purchase price of $51.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by P.F. Chang’s on May 15, 2012 contain important information about the Offer, all of which should be read carefully by P.F. Chang’s stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of May 1, 2012, among Parent, Purchaser and P.F. Chang’s.

Documentation relating to the Offer has been mailed to stockholders of P.F. Chang’s and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038-3560, or by calling toll-free at (866) 300-8594.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Amendments to the Schedule TO and the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

Adding Centerbridge Associates II, L.P. as a filing person in Item 3 (“Identity and Background of Filing Person”) of the Schedule TO.

Adding the following paragraph as a new fifth paragraph in Section 8 of the Offer to Purchase entitled “Certain Information Concerning Parent, Purchaser and Certain Related Persons”:

Centerbridge Associates II, L.P., a Delaware limited partnership (“Centerbridge Associates”), is a private partnership whose principal business is acting as the general partner of Centerbridge. Its business address is 375 Park Avenue, 12th Floor, New York, New York 10152. The telephone number at such office is (212) 672-5000.

Amending and replacing the first sentence of the sixth paragraph in Section 8 of the Offer to Purchase entitled “Certain Information Concerning Parent, Purchaser and Certain Related Persons” in its entirety to read as follows:

The name, business address, citizenship, present principal occupation and employment history for the past five (5) years of each of the members of the board of directors and, as applicable, the executive officers of Parent, Wok Holdings, Purchaser, Centerbridge and Centerbridge Associates are set forth in Schedule I.

Amending and replacing all references to “none of Parent, Wok Holdings, Purchaser and Centerbridge or, to the best knowledge of Parent, Wok Holdings, Purchaser and Centerbridge,” set forth in the Offer to Purchase with “none of Parent, Wok Holdings, Purchaser, Centerbridge and Centerbridge Associates or, to the best knowledge of Parent, Wok Holdings, Purchaser, Centerbridge and Centerbridge Associates.”

Amending and replacing all references to “between Parent, Wok Holdings, Purchaser and Centerbridge or, to the best knowledge of Parent, Wok Holdings, Purchaser and Centerbridge,” set forth in the Offer to Purchase with “between Parent, Wok Holdings, Purchaser, Centerbridge and Centerbridge Associates or, to the best knowledge of Parent, Wok Holdings, Purchaser, Centerbridge and Centerbridge Associates.”

Amending and supplementing the information set forth in Schedule I of the Offer to Purchase entitled “Information Relating to Purchaser, Parent and Certain Related Persons – 4. Centerbridge Capital Partners II, L.P.” by adding the following sentence as a new first sentence:

Centerbridge Capital Partners II, L.P. does not have any officers or directors.

Amending and supplementing the information set forth in Schedule I of the Offer to Purchase entitled “Information Relating to Purchaser, Parent and Certain Related Persons” by adding the following paragraph as a new fifth full paragraph:

5.	CENTERBRIDGE ASSOCIATES II, L.P.

Centerbridge Associates II, L.P. does not have any officers or directors. Centerbridge GP Investors II, LLC, a Delaware limited liability company, is the general partner of Centerbridge Associates II, L.P. The principal business of Centerbridge GP Investors II, LLC is acting as the general partner of Centerbridge Associates II, L.P. Centerbridge GP Investors II, LLC does not have any officers or directors. The following individuals have the authority to bind Centerbridge GP Investors II, LLC, and the name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each such individual is set forth below. The business address and phone number of Centerbridge GP Investors II, LLC is 375 Park Avenue, 12th Floor, New York, New York, 10152, (212) 672-5000. All directors and executive officers listed below are citizens of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Jason S. Mozingo Senior Managing Director Authorized Signatory	See above.
Jeffrey W. Long Senior Managing Director Centerbridge Partners, L.P.	Jeffrey W. Long joined Centerbridge Partners in 2010. Mr. Long currently serves as a board member of CraftWorks Restaurants & Breweries, Inc., New Penhall Holding Company and Aquilex Holdings LLC. From 2005 to 2010, Mr. Long served as a Managing Director at Vestar Capital Partners where he played a pivotal role in dramatically improving performance and rebuilding the management teams of several portfolio companies across various sectors. Mr. Long was also a Principal at McKinsey & Company, Inc., where he focused on the aerospace and defense, energy, engineering and construction, and diversified industries. Mr. Long started his career as a Cavalry Officer in the U.S. Army, successfully leading progressively larger organizations over 14 years of service. Mr. Long graduated from the United States Military Academy at West Point, first in his class, with a B.S. in Engineering. He earned a diploma in International Relations from L’Institut d’études politiques in Paris, France, a Masters of Public Administration from the John F. Kennedy School of Government at Harvard University, and a Masters of Military Arts and Science from the Command and General Staff College at Fort Leavenworth, Kansas.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

WOK ACQUISITION CORP.
By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	President
WOK PARENT LLC
By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	President
WOK HOLDINGS INC.
By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	President
CENTERBRIDGE CAPITAL PARTNERS II, L.P.
By:	Centerbridge Associates II, L.P.,
its general partner
By:	Centerbridge GP Investors II, LLC
its general partner
By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	Senior Managing Director and Authorized
Signatory
CENTERBRIDGE ASSOCIATES II, L.P.
By:	Centerbridge GP Investors II, LLC
its general partner
By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	Senior Managing Director and Authorized
Signatory

Date: June 14, 2012

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated May 15, 2012.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release issued by P.F. Chang’s China Bistro, Inc. on May 1, 2012, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 1, 2012.*

(a)(5)(B)	Form of Summary Advertisement as published on May 15, 2012 in The New York Times.*

(a)(5)(C)	Class Action Complaint, dated as of May 2, 2012 (Israni v. P.F. Chang’s China Bistro, Inc., et al.).*

(a)(5)(D)	Class Action Complaint, dated as of May 11, 2012 (Jeanty v. Kerrii B. Anderson, et al.).*

(a)(5)(E)	Class Action Complaint, dated as of May 11, 2012 (Macomb County Employees’ Retirement System v. P.F. Chang’s China Bistro, Inc., et al.).*

(a)(5)(F)	Press Release issued by P.F. Chang’s China Bistro, Inc. on May 15, 2012.*

(a)(5)(G)	Press Release issued by P.F. Chang’s China Bistro, Inc. on May 21, 2012.*

(a)(5)(H)	Amended Class Action Complaint, dated as of May 17, 2012 (Jeanty v. Kerrii B. Anderson, et al.).*

(a)(5)(I)	Class Action Complaint, dated as of May 18, 2012 (Coyne v. P.F. Chang’s China Bistro, Inc., et al.).*

(a)(5)(J)	Amended Class Action Complaint, dated as of May 21, 2012 (Israni v. P.F. Chang’s China Bistro, Inc., et al.).*

(a)(5)(K)	Press Release issued by P.F. Chang’s China Bistro, Inc. on June 1, 2012.*

(a)(5)(L)	Joint Press Release issued by P.F. Chang’s China Bistro, Inc. and Centerbridge Partners, L.P. on June 8, 2012.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 1, 2012, among Wok Parent LLC, Wok Acquisition Corp. and P.F. Chang’s China Bistro, Inc.*

(d)(2)	Nondisclosure and Standstill Agreement, dated as of March 2, 2012, between P.F. Chang’s China Bistro, Inc. and Centerbridge Advisors II, LLC.*

(d)(3)	First Amendment to Nondisclosure and Standstill Agreement, dated as of March 27, 2012, between P.F. Chang’s China Bistro, Inc. and Centerbridge Advisors II, LLC.*

(d)(4)	Equity Commitment Letter, dated as of May 1, 2012, from Centerbridge Capital Partners II, L.P. and Centerbridge Capital Partners SBS II, L.P. to Parent.*

(d)(5)	Limited Guarantee, dated as of May 1, 2012, delivered by Centerbridge Capital Partners II, L.P. in favor of P.F. Chang’s.*

(d)(6)	Amended and Restated Debt Commitment Letter, dated as of May 15, 2012, from Wells Fargo Bank, National Association, WF Investment Holdings, LLC, Wells Fargo Securities, LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and Barclays Bank PLC to Purchaser.*

(d)(7)	Second Amendment to Nondisclosure and Standstill Agreement, dated as of June 1, 2012, between P.F. Chang’s China Bistro, Inc. and Centerbridge Advisors II, LLC.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.